Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LAMAR ADVERTISING REIT COMPANY

Lamar Advertising REIT Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, for the purpose of restating the Certificate of Incorporation of the Corporation, hereby certifies as follows:

1.	The date of filing of the original Certificate of Incorporation of Lamar Advertising REIT Company with the Secretary of State of Delaware was May 16, 2014 (the “Original Certificate”).

2.	This Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”) amends, restates and integrates the provisions of the Original Certificate and in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “Delaware General Corporation Law”) was duly adopted by the Board of Directors and by the sole stockholder by written consent in accordance with Sections 141(f) and 228, respectively, of the Delaware General Corporation Law.

3.	The text of the Original Certificate is hereby amended and restated to read in full as follows:

FIRST. The name of the corporation is Lamar Advertising REIT Company (the “Corporation”)

SECOND. The address of the Corporation’s registered office in the State of Delaware is 1675 S. State Street, Suite B, Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity (including, without limitation or obligation, qualifying for taxation under Section 856 through 860, or any successor sections of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor law, as a “real estate investment trust” (“REIT”)) for which corporations may be organized under the Delaware General Corporation Law.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000,000 shares, and shall consist of:

(1)	362,500,000 shares of Class A Common Stock, $0.001 par value per share;

(2)	37,500,000 shares of Class B Common Stock, $0.001 par value per share;

(3)	100,000,000 shares of undesignated Preferred Stock, $0.001 par value per share, of which 5,720 shares shall be designated Series AA Preferred Stock.

The Class A Common Stock and the Class B Common Stock are hereinafter collectively referred to as “Common Stock.”

4.1	Common Stock

The powers, preferences, rights, qualifications, limitations and restrictions relating to the Common Stock are as follows:

4.1.1	Rank

The Common Stock is junior to the Series AA Preferred Stock and is subject to all the powers, preferences, rights and priorities of Preferred Stock designated herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of Section 4.3 of this Article FOURTH (the “Designated Preferred Stock”).

4.1.2	Voting

Holders of Class A Common Stock are entitled to one (1) vote for each share of such stock held, and holders of Class B Common Stock are entitled to ten (10) votes for each share of such stock held, with respect to all matters properly submitted for the vote of holders of Common Stock. Except as otherwise provided by law, the holders of Common Stock will vote together as a single class on all matters properly submitted for their vote, including without limitation any amendment to this Certificate of Incorporation which would increase or decrease the number of authorized shares of Class A Common Stock or Class B Common Stock.

4.1.3	Dividends and Other Distributions

(a) Except as provided herein, each share of Common Stock issued and outstanding shall be identical in all respects, and no dividend shall be paid on any share of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. Except for and subject to those special voting rights expressly granted herein to the holders of the Class B Common Stock and subject to the powers, rights, privileges, preferences and priorities of the Series AA Preferred Stock and any Designated Preferred Stock, the holders of Common Stock shall have exclusively all other rights of stockholders, including without limitation (i) the right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor, and (ii) in the event of any distribution of assets upon liquidation, dissolution or winding up of the Corporation or otherwise, the right to receive ratably all of the assets and funds of the Corporation remaining after the payment to the creditors of the Corporation.

(b) Dividends and distributions payable in shares of Class A Common Stock may not be made on or to shares of Class B Common Stock and dividends and distributions payable in shares of Class B Common Stock may not be made on or to shares of any class of the Corporation’s capital stock other than the Class B Common Stock. If a dividend or distribution payable in shares of Class A Common Stock shall be made on the shares of Class A Common Stock, a dividend or distribution payable in shares of Class B Common Stock shall be made simultaneously on the shares of Class B Common Stock, and the number of shares of Class B Common Stock payable on each share of Class B Common Stock pursuant to such dividend or distribution shall be equal to the number of shares of Class A Common Stock payable on each share of Class A Common Stock pursuant to such dividend or distribution. If a dividend or distribution payable in shares of Class B Common Stock shall be made on the shares of Class B Common Stock, a dividend or distribution payable in shares of Class A Common Stock shall be made simultaneously on the shares of Class A Common Stock, and the number of shares of Class A Common stock pursuant to such dividend or distribution shall be equal to the number of shares of Class B Common Stock payable on each share of Class B Common Stock pursuant to such dividend or distribution.

(c) If the Corporation shall in any manner subdivide (by stock split, reclassification, stock dividend, recapitalization, or otherwise) or combine (by reverse stock split or otherwise) the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of each other class of Common Stock shall be subdivided or combined, as the case may be, to the same extent, on an equal share basis.

4.1.4	Conversion of Class B Common Stock

(a) In the event that the number of outstanding shares of Class B Common Stock falls below ten percent (10%) of the total number of shares of Common Stock outstanding, each share of Class B Common Stock shall at that time be converted automatically to one (1) fully paid and non-assessable share of Class A Common Stock.

(b) Upon the sale or other transfer by a holder of Class B Common Stock to a person or entity other than a Permitted Transferee (as such term is defined below), such shares of Class B Common Stock shall be converted automatically into an equal number of shares of Class A Common Stock. Promptly upon such sale or other transfer, the holder of Class B Common Stock shall surrender the certificate or certificates therefor, duly endorsed in blank or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent for the Class A Common Stock, and shall give written notice to the Corporation at such office: (i) stating that the shares are being converted pursuant to this paragraph, (ii) identifying the number of shares of Class B Common Stock being converted and (iii) setting forth the name or names (with addresses) and denominations in which the certificate or certificates for Class A Common Stock shall be issued and shall include instructions for delivery thereof. Delivery of such notice together with the certificates representing the Class B Common Stock shall obligate the Corporation or its transfer agent to issue and deliver at such stated address to such stated transferee a certificates or certificates for the number of shares of Class A Common Stock to which such transferee is entitled, registered in the name of such transferee. In the event of a sale or other transfer of less than all of the Class B Common Stock evidenced by a certificate surrendered to the Corporation in accordance with the above procedures, subject to paragraph (a) above, the Corporation shall execute and deliver to the transferor, without charge, a new certificate evidencing the number of shares of Class B Common Stock not sold or otherwise transferred.

For the purpose of paragraph (b) above, a “Permitted Transferee” is defined as:

(i) (A) any “Controlling Stockholder” (which shall mean the Reilly Family Limited Partnership or any successor entity thereto, Kevin P. Reilly, Sr., Kevin P. Reilly, Jr., Wendell S. Reilly, Sean E. Reilly, and Anna Reilly); (B) the estate of a Controlling Stockholder; (C) the spouse or former spouse of a Controlling Stockholder; (D) any lineal descendent of a Controlling Stockholder, any spouse of such lineal descendent, a Controlling Stockholder’s grandparent, parent, brother or sister or a Controlling Stockholder’s spouse’s brother or sister; (E) any guardian or custodian (including a custodian for purposes of the Uniform Gift to Minors Act or Uniform Transfers to Minors Act) for, or any conservator or other legal representative of, one or more Permitted Transferees; or (F) any trust or savings or retirement account, including an individual retirement account for purposes of federal income tax laws, whether or not involving a trust, principally for the benefit of one or more Permitted Transferees, including any trust in respect of which a Permitted Transferee has any general or special testamentary power of appointment which is limited to any other Permitted Transferee;

(ii) the Corporation;

(iii) any employee benefit plan or trust thereunder sponsored by the Corporation or any of its subsidiaries;

(iv) any trust principally for the benefit of one or more of the individuals, persons, firms or entities (“Persons”) referred to in (i) through (iii) above;

(v) any corporation, partnership, or other entity if all of the beneficial ownership is held solely by one or more of the Persons referred to in (i) through (iv) above;

(vi) any voting trust for the benefit of one or more of the Persons referred to in (i) through (v) above; and

(vii) any broker or dealer in securities, clearing house, bank, trust company, savings and loan association or other financial institution which holds the Class B Common Stock as nominee for the benefit of a Permitted Transferee thereof.

(c) Notwithstanding anything to the contrary set forth herein, any holder of Class B Common Stock may pledge his shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee without causing an automatic conversion of such shares into Class A Common Stock, provided, however, that such shares may not be transferred to or registered in the name of the pledgee unless such pledgee is a Permitted Transferee. In the event of foreclosure or other similar action by a pledgee who is not a Permitted Transferee, such pledged shares of Class B Common Stock shall be converted automatically, without any act or deed on the part of the Corporation or any other person, into shares of Class A Common Stock as provided above.

(d) Each share of Class B Common Stock shall be convertible, at the option of its holder, into one fully paid and non-assessable share of Class A Common Stock at any time. In the event of such voluntary conversion, the procedures set forth in paragraph (b) above shall be followed.

(e) The Corporation hereby reserves and shall at all times reserve and keep available, out of its authorized and unissued Class A Common Stock, for the purpose of effecting the conversions provided for herein, a sufficient number of shares of Class A Common Stock to effect the conversion of all outstanding Class B Common Stock. All of the Class A Common Stock so issuable shall, when issued, be duly and validly issued, fully paid and non-assessable, and free from liens and charges with respect to the issue. The Corporation will take such action as may be necessary to ensure that all such Class A Common Stock may be so issued without violation of any applicable law or regulation, or of any requirements of any stock exchange or market on which any shares of the Class A Common Stock are listed or quoted.

(f) In any merger, consolidation or business combination, the consideration to be received per share by the holders of Class A Common Stock and Class B Common Stock must be identical for each class of stock, except that in any such transaction in which shares of Common Stock are to be distributed, such shares may differ as to voting rights to the extent that voting rights differ among Class A Common Stock and Class B Common Stock as provided herein.

4.1.5	Preemptive Rights

No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

4.2	Series AA Preferred Stock

The powers, preferences, rights, qualifications, limitations and restrictions relating to the Series AA Preferred Stock are as follows:

4.2.1	Rank

The Series AA Preferred Stock, with respect to dividends and upon liquidation, rank senior to the Common Stock and are subject to all the powers, preferences, rights and priorities of any Designated Preferred Stock.

4.2.2	Dividends

Holders of Series AA Preferred Stock in priority to the Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, dividends at the rate of fifteen and 95/100 dollars ($15.95) per share per quarter, payable to the stockholders of record at the close of business on such date before the payment thereof as is fixed by the Board of Directors on declaring any such dividend. Dividends shall be cumulative and the holders of Series AA Preferred Stock shall have no right to such dividend even though the Corporation has funds available for the payment therefor, unless payment has been declared by the Board of Directors. Dividends on the Series AA Preferred Stock through the most recent complete calendar quarter shall be paid or set apart for payment (without the need for any declaration) before dividends are declared and paid on the Common Stock.

4.2.3	Dissolution or Liquidation

In the case of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series AA Preferred Stock, on a pari passu basis, shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, the sum of $638 plus a further amount equal to any dividend thereon accrued and unpaid to the date of such distribution before any payment shall be made or any assets distributed to the Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if the assets distributed among the holders of the Series AA Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts to which they are entitled, the entire assets of the Corporation to be distributed shall be distributed among the holders of the Series AA Preferred Stock. After payment to the holders of the Series AA Preferred Stock of the full preferential amounts to which they are entitled, the holders of the Common Stock shall be entitled to receive ratably all the remaining assets. A merger or consolidation of the Corporation with or into any other corporation or entity shall not be deemed to be a dissolution or liquidation within the meaning of this provision.

4.2.4	Voting

Holders of Series AA Preferred Stock are entitled to one (1) vote for each share of such stock held with respect to all matters properly submitted for the vote of holders of Series AA Preferred Stock. Except as otherwise provided by law, the holders of Series AA Preferred Stock and of Common Stock shall be entitled to vote together as a class on all matters.

4.2.5	Preemptive Rights

No holder of shares of Series AA Preferred Stock shall be entitled to preemptive or subscription rights.

4.3	Designated Preferred Stock

The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide by resolution for the issuance of the shares of undesignated Preferred Stock in one or more series, and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series, which shall be Designated Preferred Stock, shall include, but shall not be limited to, determination of the following:

(a) The number of shares constituting that series and the distinctive designation of that series;

(b) The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h) Any other relative rights, preferences and limitations of that series.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. Election of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH. Restrictions on Transfer and Ownership of Shares

7.1	Definitions.

For the purposed of this Article SEVENTH, the following terms shall have the following meanings:

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Sections 856(h)(1) and/or 544 of the Code, as modified by Section 856(h)(1)(B) of the Code and Section 856(h)(3) of the Code, provided, however, that in determining the number of shares Beneficially Owned by a Person, no share shall be counted more than once. Whenever a Person Beneficially Owns shares of Capital Stock that are not actually outstanding (e.g., shares issuable upon the exercise of an option or the conversion of a convertible security) (“Option Shares”), then, whenever the charter requires a determination of the percentage of outstanding shares of a class of Capital Stock Beneficially Owned by such Person, the Option Shares Beneficially Owned by such Person shall also be deemed to be outstanding. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Class A Common Stock, Class B Common Stock and Preferred Stock.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean the American Red Cross, until such time as the Corporation designates one or more other nonprofit organizations pursuant to Section 7.3.5.

Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean not more than 5 percent of the aggregate of the outstanding shares of Common Stock, excluding any such outstanding Common Stock which is not treated as outstanding for U.S. federal income tax purposes.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 7.2.7.

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.2.7, the percentage limit established by the Board of Directors pursuant to Section 7.2.7.

Individual. The term “Individual” shall mean (i) an “individual” as used in Section 542(a)(2) of the Code, other than a “qualified trust” as defined in Section 856(h)(3)(E) of the Code, to the extent that such qualified trust is eligible for the look-through treatment under Section 856(h)(3)(A) of the Code and (ii) any beneficiary of a qualified trust that is eligible for the look-through treatment, who would otherwise be an Individual.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the fair market value of such Capital Stock, as solely determined by the Trustee, taking into account the Closing Price for such Capital Stock on such date and all other relevant factors for valuing such Capital Stock (including market conditions, the size of the block of Capital Stock to be liquidated and, with respect to determining the value on the date of a deemed transfer to the Trust, any control premium ultimately paid by a purchaser of such Capital Stock from the Trust to the extent relevant). In making such determination, the Trustee shall not be restricted from using any valuation method or resources at its disposal; provided that the Trustee (i) gives due regard to the market conditions and the size of the block of shares being liquidated, (ii) consistently takes into account all relevant factors for valuing such shares at each applicable point in time (including, with respect to determining the value on the date of the deemed transfer to the Trust, any control premium ultimately paid by a purchaser of the shares from the Trust, to the extent relevant) and (iii) consistently applies the methodology it selects at the time of each fair market value determination. The “Closing Price” on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NASDAQ or, if such Capital Stock is not listed or admitted to trading on the NASDAQ, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by OTC Markets Group Inc. or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors.

Non-Transfer Event. The term “Non-Transfer Event” shall mean any event or other changes in circumstances other than a purported Transfer, including, without limitation, any change in the value of any shares of Capital Stock.

NASDAQ. The term “NASDAQ” shall mean the NASDAQ Stock Market.

Ownership Limits. The term “Ownership Limits” shall mean the Common Stock Ownership Limit, the Permitted Owner Limit and any Excepted Holder Limit.

Permitted Owner. The term “Permitted Owner” shall mean a Permitted Transferee (as defined for purposes of Section 4.1.4(b) hereof) and any other Person that Beneficially Owns shares of Capital Stock which shares are also deemed Beneficially Owned by a Permitted Transferee; provided, however, that no Person shall be treated as a Permitted Owner if treating such Person as a Permitted Owner would result in more than one Individual being treated as Beneficially Owning Capital Stock in excess of the Common Stock Ownership Limit at the same time.

Permitted Owner Limit. The term “Permitted Owner Limit” shall mean (1) during the second half of any taxable year of the Company other than its first taxable year as a REIT, not more than 33 percent in value of the aggregate of the outstanding shares of Capital Stock, excluding any such outstanding Capital Stock which is not treated as outstanding for U.S. federal income tax purposes and (2) not more than 19 percent of the aggregate number of the outstanding shares of Common Stock (based on a combined number of shares of the Class A Common Stock and the Class B Common Stock), excluding any such outstanding Common Stock which is not treated as outstanding for U.S. federal income tax purposes. The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

Person. The term “Person” shall mean an Individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who, but for the provisions of Section 7.2.1, would Beneficially Own or Constructively Own shares of Capital Stock and, if appropriate in the context, shall also mean any Person who would have been the record or actual owner of the shares that the Prohibited Owner would have so owned.

Pro rata among the families. The term “Pro rata among the families” shall mean pro rata based on the Reilly Class A Shares or the Reilly Class B Shares (as applicable) owned by Kevin Reilly Jr. and his spouse and lineal descendants, Sean Reilly and his spouse and lineal descendants, Anna Reilly and her spouse and lineal descendants, and Wendell Reilly and his spouse and lineal descendants, applying first to the shares owned directly or indirectly by each of the Reilly siblings, then to the shares owned by their spouses and lastly to the shares owned by their lineal descendants.

Reilly Class A Shares. The term Reilly Class A Shares shall mean shares of the Class A Common Stock actually or beneficially owned by Kevin Reilly Jr., Sean Reilly, Anna Reilly and Wendell Reilly, their spouses and lineal descendants either directly or indirectly through entities other than the RFLP. The term Reilly Class B Shares shall have the correlative meaning.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day on which the Board of Directors determines pursuant to Section 8.2 hereof that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with all or any of the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT, but only with respect to such restrictions and limitations.

RFLP. The term RFLP shall mean Reilly Family Limited Partnership.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership of Capital Stock or the right to vote or receive dividends on Capital Stock, or any agreement to take any such actions or cause any such events, including (a) the granting or exercise of any option (or any disposition of any option) or entering into any agreement for the sale, transfer or other disposition of Capital Stock (or of Beneficial Ownership or Constructive Ownership), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and any Prohibited Owner, that is a “United States person” within the meaning of Section 7701(a)(30) of the Code and is appointed by the Corporation to serve as trustee of the Trust.

7.2	Capital Stock.

7.2.1	Ownership Limitations.

Except as otherwise provided in the definition of the Permitted Owner Limit, at all times prior to the Restriction Termination Date, but subject to 7.4:

(a) Basic Restrictions.

(i) (1) no Person (other than a Permitted Owner or an Excepted Holder) shall Beneficially Own shares of Common Stock in excess of the Common Stock Ownership Limit; (2) no Permitted Owner shall Beneficially Own shares of Capital Stock in excess of the Permitted Owner Limit; and (3) no Excepted Holder shall Beneficially Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) (1) No Person (other than a Permitted Owner or an Excepted Holder) shall Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit; (2) no Permitted Owner shall Constructively Own shares of Capital Stock in excess of the Permitted Owner Limit; and (3) no Excepted Holder shall Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(iii) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation failing to qualify as a REIT.

(iv) Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) Transfer in Trust. Subject to Section 7.2.1(c), Section 7.2.1(d) and Section 7.2.6, if any Transfer or Non-Transfer Event occurs which would otherwise result in any Person Beneficially Owning or Constructively Owning (as applicable) shares of Capital Stock in violation of Section 7.2.1(a)(i), (ii), or (iii), then:

(i) that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership (as applicable) of which otherwise would cause such Person to violate Section 7.2.1(a)(i), (ii), or (iii) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the exclusive benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer or Non-Transfer Event, and such Person (and, if different, the direct or beneficial owner of such shares) shall acquire no rights in such shares (and shall be divested of its rights in such shares); or

(ii) if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i), (ii), or (iii), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i), (ii), or (iii) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock

(c) 33% Permitted Owner Limit Violation. If a Permitted Owner would have (but for the remedies set forth in Section 7.2.1) acquired or retained Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1(a) due to the violation of prong (1) of the definition of “Permitted Owner Limit”, the following remedies shall apply in the following order of priority until no violation of prong (1) of the definition of “permitted Owner Limit” shall have occurred:

(i) such number of shares of Class B Common Stock held by the RFLP shall be automatically converted to the same number of shares of the Class A Common Stock until the earliest to occur of: (x) no Permitted Owner violates prong (1) of the definition of “Permitted Owner Limit,” (y) the Class B Common Stock accounts for 12% of the total number of share of Common Stock outstanding or (z) all shares of Class B Common Stock held by the RFLP have been converted;

(ii) such number of Reilly Class B Shares shall be automatically converted to the same number of shares of the Class A Common Stock pro rata among the families until the earliest to occur of: (x) no Permitted Owner violates prong (1) of the definition of “Permitted Owner Limit” or (y) the Class B Common Stock accounts for 12% of the total number of share of Common Stock outstanding;

(iii) the remedies under section 7.2.1(b) shall apply first to the shares of Class A Common Stock obtained under paragraph (c)(i) and then those obtained under paragraph (c)(ii);

(iv) any remaining shares of Class B Common Stock held by the RFLP shall be automatically converted to the same number of shares of the Class A Common Stock;

(v) any remaining Reilly Class B Shares shall be automatically converted to the same number of shares of the Class A Common Stock pro rata among the families; and

(vi) the remedies under section 7.2.1(b) shall apply first to the shares of Class A Common Stock obtained under paragraph (c)(iv) and any other shares of Class A Common Stock held by the RFLP, then to the shares of Class A Common Stock obtained under paragraph (c)(v), and finally to any remaining Reilly Class A Shares pro rata among the families.

(d) 19% Permitted Owner Limit Violation. If a Permitted Owner would have (but for the remedies set forth in Section 7.2.1) acquired or retained Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1(a) due to the violation of prong (2) of the definition of “Permitted Owner Limit” as a result of an acquisition of the shares of Class A Common Stock and/or the shares of Class B Common Stock by one or more of the Permitted Owners (other than the RFLP), the remedies in Section 7.2.1(b) shall apply first to the shares of Class A Common Stock and then to the shares of Class B Common Stock which, but for such remedies, would have been actually or beneficially acquired or retained by such Person. If the remedy provided in the preceding sentence is insufficient to cure the violation or if the violation would have had a different cause, the remedies shall apply in the following order of priority:

(i) against the shares of Class A Common Stock which, but for such remedies, would have been actually or beneficially owned by the RFLP;

(ii) against the Reilly Class A Shares pro rata among the families;

(iii) against the shares of Class B Common Stock which, but for such remedies, would have been actually or beneficially owned by the RFLP; and

(iv) against the Reilly Class B Shares pro rata among the families.

7.2.2	Remedies for Breach.

If the Board of Directors or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of Section 7.2.1(a) or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1(a) (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event or otherwise prevent such violation, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such

Transfer or Non-Transfer Event on the books of the Corporation or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer in violation of Section 7.2.1(a) (or Non-Transfer Event that results in a violation of Section 7.2.1(a)) shall automatically result in the transfer to the Trust described above, and, if applicable, shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

7.2.3	Notice of Restricted Transfer.

Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a) or any Person who held or would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s qualification as a REIT.

7.2.4	Owners Required To Provide Information.

Prior to the Restriction Termination Date,

(a) every owner of five percent or more (or such lower percentage as required by the Code or the U.S. Treasury Department regulations promulgated thereunder) of the outstanding shares of any class or series of Capital Stock, upon request following the end of each taxable year of the Corporation, shall provide in writing to the Corporation the name and address of such owner, the number of shares of each class and series of Common Stock and other shares of the Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s qualification as a REIT and to ensure compliance with the Ownership Limits; and

(b) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide in writing to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s qualification as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

7.2.5	Remedies Not Limited.

Subject to Section 8.2, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation’s qualification as a REIT.

7.2.6	Ambiguity.

In the case of an ambiguity in the application of any of the provisions of this Section 7.2, Section 7.3, or any definition contained in Section 7.1, the Board of Directors shall have the power to determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 7.2 or 7.3 requires an action by the Board of Directors and the charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors (which the Board of Directors may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.2.2) acquired or retained Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been actually or beneficially owned by such Person, and then against the shares of Capital Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned or beneficially owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person, applying first to entities wholly-owned by the Prohibited Owner, next to the Prohibited Owner’s family members (within the meaning of Code Section 544(a)(1)) and entities jointly owned by the Prohibited Owner and his/her family members, and finally to entities not addressed in the preceding clauses.

7.2.7	Exceptions.

(a) Subject to Section 7.2(a)(iii), upon receiving a written request from any holder of shares of Capital Stock, the Board of Directors will exempt (prospectively or retroactively) such holder from the ownership limitations in Sections 7.2.1(a)(i)(1) and 7.2.1(a)(ii)(1), unless the Board of Directors determines in its sole judgment that the increase in such holder’s Beneficial Ownership or Constructive Ownership could result in any income of the Corporation that otherwise would qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such, and, in granting such exemption, the Board of Directors will establish or increase an Excepted Holder Limit for such holder. As a condition to granting any exemption pursuant to this Section 7.2.7(a), the Board of Directors may require one or more of the following:

(i) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such Person’s Beneficial Ownership and Constructive Ownership of such shares of Capital Stock will not now or in the future jeopardize the Corporation’s ability to qualify as a REIT under the Code;

(ii) such Person does not, and represents that it will not, actually own or Constructively Own an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to actually own or Constructively Own a 10 percent interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant, and the Board of Directors obtains such representations and undertakings from such holder as are reasonably necessary to ascertain such facts; and

(iii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.2.1 through 7.2.6) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3.

(b) Subject to Section 7.2(a)(iii), upon receiving a written request from any holder of shares of Capital Stock, the Board of Directors may exempt (prospectively or retroactively) such holder from the ownership limitations in Sections 7.2.1(a)(i)(1) and 7.2.1(a)(ii)(1) and establish or increase an Excepted Holder Limit for such Person notwithstanding that the granting of such exemption would not satisfy the requirements of Section 7.2.7(a)(ii), provided that the Board of Directors determines in its sole discretion that the amount of revenue derived by the Corporation (directly, or through an entity directly or indirectly owned, in whole or in part, by the Corporation) from such tenant would not, now or in the future, adversely affect the Corporation’s ability to qualify as a REIT. As a condition to establishing or increasing any Excepted Holder Limit pursuant to this Section 7.2.7(b), the Board of Directors may require one or more of the representations, undertakings and agreements described in Section 7.2.7(a)(i) and Section 7.2.7(a)(iii) and such other representations, undertakings and agreements as it determines are reasonably necessary to ensure that the granting of such Excepted Holder Limit will not now or in the future jeopardize the Corporation’s ability to qualify as a REIT under the Code.

(c) Prior to granting any exemption or waiver or creating any Excepted Holder Limit pursuant to Section 7.2.7(a), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s qualification as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exemption or waiver or creating any Excepted Holder Limit.

(d) Subject to Section 7.2.1(a)(iii), an underwriter that participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own and Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Common Stock Ownership Limit, but only to the extent necessary to facilitate such public offering or private placement.

(e) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder.

(f) In connection with granting any exemption or waiver or creating any Excepted Holder Limit pursuant to Section 7.2.7(a), the Board of Directors may include such terms and conditions in such waiver as it determines are advisable, including providing the holder of such waiver with certain exclusive opportunities to repurchase shares of Capital Stock that are transferred to the Trust pursuant to Section 7.2.1(b) pursuant to an agreement entered into prior to the date the shares are transferred to the Trust.

7.2.8	Legend.

Each certificate for shares of Capital Stock, if certificated, shall bear a legend that substantially describes the foregoing restrictions on transfer and ownership, or, instead of such legend, the certificate, if any, may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

7.3	Transfer of Capital Stock in Trust.

7.3.1	Ownership in Trust.

Upon any purported Transfer, Non-Transfer Event or other event described in Section 7.2.1(b) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer, Non-Transfer Event or other event that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.5.

7.3.2	Status of Shares Held by the Trustee.

Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

7.3.3	Dividend and Voting Rights.

The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Delaware law, effective as of the date that the shares of Capital Stock have been transferred to the Trust, the Trustee shall have the authority (at the Trustee’s sole discretion) (a) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (b) to recast such vote in accordance with the desires of the Trustee acting for the exclusive benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article SEVENTH, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

7.3.4	Sale of Shares by Trustee.

Subject to the rights of any Person to purchase shares of Capital Stock from the Trust or such other terms that are established by an agreement pursuant to Section 7.2.7(e) entered into prior to the date such shares are transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to one or more Persons (which, for the avoidance of doubt, may be the Corporation), designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a) pursuant to an orderly liquidation of the shares in a manner that maximizes net proceeds from the disposition without regard to market timing giving due regard to the market conditions and the size of the block of shares of Capital Stock being liquidated. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or any other transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (b) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article SEVENTH. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

7.3.5	Designation of Charitable Beneficiaries.

By written notice to the Trustee, the Corporation may change the Charitable Beneficiary by designating one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that (a) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary and (b) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A) (other than clauses (vii) and (viii) thereof), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided for in Section 7.2(b)(i) shall make such transfer ineffective, provided that the Corporation thereafter makes such designation and appointment. The designation of a nonprofit organization as a Charitable Beneficiary shall not entitle such nonprofit organization to serve in such capacity and the Corporation may, in its sole discretion, designate a different nonprofit organization as the Charitable Beneficiary at any time and for any or no reason. Any determination by the Corporation with respect to the application of this Article SEVENTH shall be binding on each Charitable Beneficiary.

7.4	NASDAQ Transactions.

Nothing in this Article SEVENTH shall preclude the settlement of any transaction entered into through the facilities of the NASDAQ or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article SEVENTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article SEVENTH.

7.5	Enforcement.

The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article SEVENTH.

7.6	Non-Waiver.

No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

7.7	Severability.

If any provision of this Article SEVENTH or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

EIGHTH.

8.1	Board of Directors.

The Board of Directors of the Corporation is expressly authorized to exercise all powers granted to it by law except insofar as such powers are limited or denied herein or by the by-laws of the Corporation. In furtherance of such powers, the Board of Directors shall have the right to adopt, amend or repeal the by-laws of the Corporation.

8.2	REIT Qualification.

The Board of Directors, without any action by the stockholders, shall have the authority to cause the Corporation to elect to qualify for U.S. federal income tax purposes as a REIT. Following such election, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on share ownership and transfers set forth in Article SEVENTH hereof is no longer required for REIT qualification.

NINTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Corporation shall, in addition to the limitation on personal liability provided herein, be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as from time to time amended. No amendment to or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

TENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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Signed this 18th day of November, 2014

LAMAR ADVERTISING REIT COMPANY

/s/ Sean E. Reilly
Name:	Sean E. Reilly
Title:	Chief Executive Officer